Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-167507
June 15, 2010
PALL CORPORATION
Pricing Term Sheet
$375,000,000 5.00% Senior Notes due 2020
June 15, 2010

Issuer:	Pall Corporation

Title:	5.00% Senior Notes due 2020

Size:	$375,000,000

Maturity:	June 15, 2020

Coupon (Interest Rate):	5.00% per annum

Price to Public:	99.465%

Yield to Maturity:	5.069%

Spread to Benchmark Treasury:	T + 175 bps

Benchmark Treasury:	3.50% due May 15, 2020

Benchmark Treasury Price and Yield:	101-16+ and 3.319%

Interest Payment Dates:	June 15 and December 15 of each year, beginning on December 15, 2010

Redemption Provision:	T + 30bps

Trade Date:	June 15, 2010

Settlement Date:	June 18, 2010

CUSIP / ISIN:	696429 AC3 / US696429AC38

Ratings*:	Baa1 / BBB

Format:	SEC-Registered

Joint Book-Running Managers	Banc of America Securities LLC J.P. Morgan Securities Inc.

Co-Managers	Wells Fargo Securities, LLC
HSBC Securities (USA), Inc.
Mitsubishi UFJ Securities (USA), Inc.
Daiwa Capital Markets America Inc.
BNP Paribas Securities Corp.
ING Financial Markets LLC
Commerz Markets LLC
Banca IMI S.p.A.
ANZ Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC and J.P. Morgan Securities Inc. can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.